Filed by Velodyne Lidar, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Velodyne Lidar, Inc.

Commission File No.: 001-38703

Velodyne Lidar Urges Stockholders to Vote Today in Favor of the Proposed Merger with Ouster, Inc.

Votes to Date Overwhelmingly in Favor of Merger; Votes Still Needed to Reach Required Minimum Quorum

Two Leading Independent Proxy Advisory Firms Recommend “FOR” the Merger of Velodyne Lidar and Ouster, Recognizing the Strengths of the Combined Company

Velodyne Lidar Board of Directors Recommends Stockholders Vote “FOR” the Proposed Merger

Votes Need to be Cast by 11:59 PM (Eastern Time) on January 25, 2023 or In Person at the Special Meeting of Stockholders to be Held on January 26, 2023

SAN JOSE, Calif. (January 24, 2023) – Velodyne Lidar, Inc. (Nasdaq: VLDR, VLDRW) is urging stockholders to cast their votes in favor of the proposed merger with Ouster. As of January 23, 2023, over 97% of those voting have voted to approve the proposal to effect the merger. At this time, Velodyne has not reached the minimum quorum. Voters must cast their votes promptly in order to be counted in the Special Meeting of Stockholders on January 26, 2023, at 9:00 a.m. Pacific Time.

“We are pleased that our shareholders have overwhelmingly voted in favor of the proposed merger so far,” said Dr. Ted Tewksbury, CEO and member of Velodyne’s Board of Directors. Dr. Tewksbury will serve as Executive Chairman of the combined company upon the successful completion of the proposed merger. “The stockholders voting to date, including our management team and Board of Directors, recognize the transformative attributes and synergies of the transaction, which will best position the Company to generate long-term value for all stockholders.”

Dr. Tewksbury continued, “Voting by each of our stockholders is very important and every vote counts – no matter the size of your position. As a condition for the merger to proceed, we need over 50% of our outstanding shares to be voted affirmatively “FOR” the merger before the Special Meeting of Stockholders is held on January 26, 2023. At present, we have not reached the votes required for the meeting quorum. We urge stockholders of record to vote today and we thank you in advance for your support.”

Information for Stockholders:

YOUR VOTE IS IMPORTANT: EVERY VOTE COUNTS—NO MATTER THE SIZE OF YOUR POSITION.

Velodyne Lidar has scheduled a Special Meeting of Stockholders (the “Special Meeting”) to approve the proposed merger with Ouster, Inc. for Thursday, January 26, 2023 at 9:00 a.m. Pacific Time. All stockholders of record as of the close of business on December 5, 2022 are entitled to vote and attend the Special Meeting. The Special Meeting will be held at 5521 Hellyer Avenue, San Jose, CA 95138. Velodyne Lidar urges stockholders to please vote “FOR” the Company’s proposed merger with Ouster, Inc.

Voting Information and How to Vote:

•

Voting can be done quickly and easily online at www.proxyvote.com. You will be asked to enter your “control number” as indicated on the proxy card mailed to each stockholder of record. If you are a beneficial stockholder and do not have your control number, please contact your broker; if you are a registered stockholder and do not have your control number, please contact the Company’s proxy solicitation firm Kingsdale Advisors by calling toll-free at 877-659-1821 or via email at contactus@kingsdaleadvisors.com.

•	To vote by phone, please dial 1-800-690-6903 and have your control number ready, which is available on the proxy card mailed to each stockholder of record.

•	To vote by mail, please mark, sign and date your proxy card and return it in the postage-paid envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you did not receive your proxy information, please contact Velodyne Lidar’s Investor Relations Department at investorrelations@velodyne.com for a replacement copy to be sent by mail or email. Votes must be cast by 11:59 PM Eastern Time on Wednesday, January 25, 2023.

If you need assistance voting your shares or obtaining your control number or have any other questions, please contact Kingsdale Advisors by calling toll free at 877-659-1821 or via email at contactus@kingsdaleadvisors.com

Major Independent Proxy Advisory Firms Are In Favor of the Proposed Merger

In addition to the votes cast to date, two major independent proxy advisory firms – Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) – have also recommended in published reports that shareholders vote “FOR” the proposed merger with Ouster, Inc.

Highlights from the ISS Report:

•

“A vote FOR this proposal is warranted…The [OUST] merger with VLDR is expected to generate $75 million in annual recurring cost synergies and appears to resolve pending litigation between the parties, the strategic rationale appears sound, and the equity form of the merger consideration provides an opportunity for VLDR shareholders to participate in the potential upside that may result from the combination. In light of these considerations, support for the merger is warranted, the merger with OUST is expected to generate cost synergies and appears to resolve pending litigation between the parties, the strategic rationale appears sound, and the equity form of the merger consideration provides an opportunity for VLDR shareholders to participate in the potential upside that may result from the combination.”

•

“…[I]n the context of pending patent litigation, the proposed combination [of OUST and VLDR] appears to mitigate legal uncertainties and create a company with a greater intellectual property portfolio.”

•	“A QualityScore comparison of key governance provisions indicates Velodyne Lidar, Inc. shareholders will experience no material changes in shareholder rights if the merger is approved.”

Highlights from the Glass Lewis Report:

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“We consider the proposed merger is a reasonable response to the prevailing [market] conditions, where capital is more scarce, business scale is more important and profitability becomes more crucial to a developing company’s survival.”

•

“We see that the combination of Velodyne and Ouster is expected to result in a stronger financial position, increased operational efficiencies and an accelerated path to profitability than either company would be expected to achieve on a standalone basis.”

•

“The combined company’s complementary and robust product offerings are expected to appeal to a more diverse set of end-markets and customers, thereby accelerating the adoption of lidar technology across various markets.”

•	“The combined company expects to be better positioned to execute on a product roadmap, utilizing the combined management and engineering teams and intellectual property portfolio.”

•	“From a strategic and financial perspective then, we recognize the synergistic nature of the combination and find the rationale underpinning the merger to be reasonable.”

Information on the proposed merger can be found in Velodyne’s definitive proxy statement filed with the Securities and Exchange Commission (click here), which highlights the following benefits:

•	Accelerated lidar adoption through leveraging complementary customer bases, industry partners and distribution channels as well as reduced production costs

•	Ability to leverage the combined strengths of both companies, which is expected to result in a more robust product suite and expanded commercial reach

•	A unified team for top-tier customer support and customer success

•

Strengthened financial position, including operational synergies to drive a more efficient cost structure and annualized cost savings, thus extending the cash runway – collectively, these attributes are expected to provide an improved path to profitability

About Velodyne Lidar

Velodyne Lidar (Nasdaq: VLDR, VLDRW) ushered in a new era of autonomous technology with the invention of real-time surround view lidar sensors. Velodyne, a global leader in lidar, is known for its broad portfolio of breakthrough lidar technologies. Velodyne’s revolutionary sensor and software solutions provide flexibility, quality and performance to meet the needs of a wide range of industries, including robotics, industrial, intelligent infrastructure, autonomous vehicles and advanced driver assistance systems (ADAS). Through continuous innovation, Velodyne strives to transform lives and communities by advancing safer mobility for all.

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Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster, Inc. (“Ouster”) and Velodyne Lidar, Inc. (“Velodyne”) that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, in Part II, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this document. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne have filed with the SEC, and the SEC has declared effective on December 8, 2022, a registration statement on Form S-4 (File No. 333-268556), as amended, that includes a joint proxy statement of Ouster and Velodyne and also constitutes a prospectus with respect to shares of Ouster’s common stock to be issued in the proposed transaction (the “Joint Proxy Statement/Prospectus”). Velodyne and Ouster commenced mailing of the Joint Proxy Statement/Prospectus to their respective stockholders on December 9, 2022 and December 14, 2022, respectively. This press release is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Ouster or Velodyne may file with the SEC. INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne that are filed or will be filed with the SEC by Ouster and Velodyne from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction is included in the Joint Proxy Statement/Prospectus filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.

Contact Information:

Investor Relations

Jordan Darrow

Darrow Associates, Inc.

InvestorRelations@velodyne.com

Media

Jane Maynard

Velodyne Lidar

PR@velodyne.com